FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2006

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Lorus Therapeutics Inc.

Date: June 23, 2005

                                        By:_ "Shane Ellis"_

                                        Shane Ellis

                                        Vice President, Legal Affairs &

                                        Corporate Secretary

Contacts:

Lorus Therapeutics Inc.                                                            Media Contact:

                                                                                                                    US Investor Relations

Bruce Rowlands

                                                    Hugh Mansfield / Stacey Reed

                                                                                            Tim Clemensen

Senior Vice President

                                                    Mansfield Communications

                                                                                            Rubenstein Investor Relations

(416) 798-1200 ext. 338

                                                    (416) 599-0024 / (212) 370-5045                                        (212) 843-9337

browlands@lorusthera.com

                                                    hugh@mcipr.com

                                                                                            tim@rir1.com

U.S. FDA AGREES TO ROLLING NEW DRUG APPLICATION FOR VIRULIZIN®

-Rolling NDA to Allow Submission to Begin This Year-

TSX:LOR

AMEX:LRP

TORONTO, CANADA, June 13, 2005 – Lorus Therapeutics Inc. (‘Lorus’), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced that the United States Food and Drug Administration (FDA) has accepted Lorus’ proposal for a rolling submission for its New Drug Application (NDA) for Virulizin®, the company’s lead anticancer drug for the treatment of pancreatic cancer.

Lorus met with the FDA on May 25th, 2005 to discuss the chemistry, manufacturing, controls (quality) and non-clinical data packages that it plans to submit as part of the rolling NDA submission.

Products in fast track drug development programs, such as Lorus’ Virulizin®, may be considered for priority review and filing of portions of an application (rolling NDA) as they become available for submission. The criteria for a rolling NDA are designed for drug candidates, such as Virulizin®, which have received fast track designation, and allows for completed sections of an NDA to be submitted on an ongoing basis.

A drug that receives fast track designation must demonstrate that it is intended for the treatment of a serious or life-threatening condition and that it has the potential to address unmet medical needs for the condition.

Fast rack status for Virulizin® was granted by the FDA on May 28th, 2002. Virulizin® has also been awarded orphan drug status in the United Sates and Europe for the treatment of pancreatic cancer. Results of the pivotal Phase III clinical study in pancreatic cancer are anticipated in the second half of 2005. This Phase III registration clinical trial is being conducted under a Special Protocol Assessment from the FDA.

“Pursuing a rolling NDA is an important part of Lorus’ strategy to bring Virulizin® to market for the treatment of pancreatic cancer, as quickly as possible after the conclusion of our global clinical Phase III trial,” said Dr. Jim Wright, CEO, Lorus.

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward- looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.